EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2008
Excluding Interest on Deposits
Income before income taxes	$6,302

Fixed charges:
Interest expense	9,908
One-third of rents, net of income from subleases (a)	220

Total fixed charges	10,128

Add: Equity in undistributed loss of affiliates	454

Income before income taxes and fixed charges, excluding capitalized interest	$16,884

Fixed charges, as above	$10,128
Preferred stock dividends (pre-tax)	130

Fixed charges including preferred stock dividends	$10,258

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.65

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$10,258
Add: Interest on deposits	8,200

Total fixed charges including preferred stock dividends and interest on deposits	$18,458

Income before income taxes and fixed charges, excluding capitalized interest, as above	$16,884
Add: Interest on deposits	8,200

Total income before income taxes, fixed charges and interest on deposits	$25,084

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.36

(a)      The proportion deemed representative of the interest factor.